

January 24, 2014

Via E-mail
Timothy A. Johnson
Chief Financial Officer
Big Lots, Inc.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228

Re: **Big Lots, Inc.**
        Form 10-K for Fiscal Year Ended February 2, 2013
        Filed April 2, 2013
        File No. 001-08897

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. We note the discussion beginning on page 22 indicating that your merchandising strategies to increase sales have been predominantly focused on increasing the average transaction value. However, you have not bridged the gap between the discussion of your strategy and your financial results by explaining how the execution of this strategy has impacted your results during the three years presented in your financial statements. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. To make this discussion of key variables meaningful, you should generally

quantify those which are quantitative factors and explain how changes in these metrics drove your results. For example, if average transaction value is a key metric reviewed by management, we would generally expect you to quantify it for each period presented and explain how it impacted the change in your net sales. If the changes in this metric are not consistent with changes in other key metrics related to your sales, we would also expect you to explain the reasons for these differences. For example, if average transaction value increased from 2011 to 2012, we would expect you to reconcile this to the fact that your comparable store sales declined from 2011 to 2012. After reviewing the Releases cited above, please explain to us how you will revise your analysis of results of operations.

2. We note a similar type of disclosure deficiency where you indicate that you have made considerable progress towards your goal of growing sales per selling square foot from 2005 to 2012, but you have not described in any detail how sales per selling square foot has impacted your results during the three years presented in your financial statements. Similar to comment 1, please explain to us how you will revise your analysis of results of operations around this metric.

3. It appears that you changed your definition of comparable store sales during 2012. Specifically, we note your disclosure on page 26 when discussing 2012 results of operations as compared to 2011 that your "comparable store sales are calculated by using all stores that were open for at least fifteen months." This differs from your disclosure on page 29 when discussing 2011 results of operations as compared to 2010 where you note that your "comparable store sales were calculated by using all stores that were open for at least two fiscal years." Please tell us why you believe it provides meaningful information to your investors to analyze the change in comparable store sales for 2012 versus 2011 using a different calculation of comparable store sales than that seen in your analysis of the change in comparable store sales for 2011 versus 2010. It appears that in order for your investors to evaluate trends in comparable store sales over time, you would need to provide the same calculation of comparable store sales for all periods presented. Tell us how you considered analyzing the change in comparable store sales for 2011 versus 2010 using the new definition of comparable store sales.

4. We note that fiscal 2012 contained an additional week as compared to fiscal 2011 and fiscal 2010. We further note that your analysis of results did not quantify the impact of the additional week on your results for fiscal year 2012. For example, you indicate on page 20 that fiscal year 2012 consolidated net sales increased 3.8% over the prior year; however, if your fourth quarter sales are pro-rated for the extra week, it appears that fiscal year 2012 sales would have increased 1.4% over the prior year. Similarly, we note your fiscal year 2012 consolidated operating profit decreased 13.6%; however, if your fourth quarter operating profit is pro-rated for the extra week, it appears that fiscal year 2012 operating profit would have decreased 17.7%. Fiscal years that contain 53 weeks should generally include a quantified analysis of the impact of the extra week on the comparability of your results. We believe this will enable your investors to more clearly

Timothy A. Johnson
Big Lots, Inc.
January 24, 2014
Page 3

   understand the underlying drivers behind variations in your results as well as discuss an irregular accounting period that occurs consistently throughout your history. Please revise future filings for this matter.

5. We note the updated fiscal 2013 guidance provided in the earnings release furnished in your Form 8-K filed on December 9, 2013. Please ensure that your upcoming Form 10-K provides investors with management's insights into the underlying factors driving the continued decline in your US Segment's comparable store sales. In this regard, it does not appear that simply discussing which merchandise categories experienced increases or decrease in sales provides your investors with enough context around your results that they can predict the likelihood that past trends of declining comparative store sales are indicative of future results. As suggested above, you may wish to discuss other metrics that management monitors, such as number of transactions, average transaction value, or trends in store size, and provide management's insight into the underlying factors driving changes in these metrics to provide your investors with a better view of the company through the eyes of management.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

                                   Sincerely,

                                   /s/ Jennifer Thompson

                                   Jennifer Thompson
                                   Accounting Branch Chief